Exhibit 4.3

Contract No.: LK-040026

AGREEMENT

This Agreement describes the Terms and Conditions of an accord between:

A	GENOIL INCORPORATED (hereinafter GENOIL), a Petroleum Technology Company with headquarters at 650, 101-6 Avenue SW, Calgary T2P 3P4, Province of Alberta, Canada, represented by Mr. David K. Lifschultz in his capacity as Chairman & Chief Executive Officer.

B	OOO “LUKOIL-Komi” (hereinafter LUKOIL KOMI), Integrated Oil and Gas Producer with headquarters at 31 Neftyannikov Str., 169 710 Usinsk, Komi Republic, Russia represented by Mr. V.V. Mulyak in his capacity as General Director.

Under this Agreement LUKOIL-KOMI agrees to arrange for shipment to the GENOIL hydroconversion pilot plant in Two Hills, Alberta, Canada, residual oil from the vacuum or atmospheric distillation towers of one of LUKOIL-Komi’s refineries. GENOIL agrees to process and test the crude in its pilot plant for upgrading the APIº of gravity and reducing sulphur, nitrogen and other compounds and properties. The purpose of the testing is to demonstrate the effectiveness and costs of the GENOIL upgrading system for possible application in refineries operated by LUKOIL KOMI.

The Terms and Conditions of this Agreement are:

1.	LUKOIL-KOMI will arrange for shipment of 150 drums, each containing 52 US gallons, of refinery residual oil to the GENOIL hydroconversion pilot

Services Agreement

plant at Two Hills, Alberta, Canada. LUKOIL-KOMI shall be responsible for all costs of shipping this residual oil to GENOIL’s plant.

2.	Prior to shipping the residual oil, LUKOIL-KOMI will confirm to GENOIL in writing that the bottoms, sediments & water (BS&W) content is at 0.5% or below.

3.	Prior to shipping the Residual oil, LUKOIL-KOMI will remove the salt/chlorides, reducing them to a maximum amount of three (3) pounds per thousand barrels (PTB). LUKOIL-KOMI will send GENOIL an appropriate laboratory analysis indicating the salt content of the proposed shipment.

4.	Prior to shipment LUKOIL-KOMI will provide to GENOIL for technical review a laboratory analysis of the residual oil to be tested containing the information requirements detailed in Annex A of this Agreement entitled Oil Characteristics Report. This laboratory analysis will be conducted after the residual oil is desalted. On completion of a technical review of the analysis, GENOIL will inform LUKOIL-KOMI of its concurrence, and LUKOIL-KOMI will have the product shipped. LUKOIL-KOMI will also forward to GENOIL a Material Safety Data Sheet.

Services Agreement

5.	GENOIL will test the residual oil in its hydroconversion pilot plant at Two Hills, providing the engineering and technical support required to operate the facility and to conduct the tests for the duration of the testing period. GENOIL will also be providing all the necessary hydrogen through its onsite hydrogen production unit. The testing period will continue for a maximum of 8 weeks.

6.	GENOIL encourages LUKOIL-KOMI to send representatives to the Two Hills pilot plant to observe the testing of the residual oil. LUKOIL-KOMI shall be fully responsible for the actions of any representatives which it sends to the Two Hills pilot plant. Prior to and after testing GENOIL will obtain certified characteristics reports of the crude from an independent Canadian laboratory. GENOIL will also provide reports to LUKOIL-KOMI on the results of testing according to variables such as temperature, pressure and LHSV (liquid hourly space velocity) including the yield %, API gravity, and sulphur and nitrogen content. Such reports will include mass and energy balance along with equivalent requirements of natural gas per barrel of processed crude in order to produce an extrapolation of gas requirements for a hydroconversion upgrader of 9,500 barrels per day (or such other capacity as determined by LUKOIL-Komi). The reports will also include amounts of coke production, if any, and of upgraded crude, and the composition or fractions of non-condensable gases GENOIL will also provide LUKOIL-KOMI with introductions to independent Canadian laboratories of product analyses as well as assistance in shipping resulting product samples back to Russia for further analysis.

Services Agreement

7.	The lee for the services rendered by GENOIL according to this Agreement is fixed at US$ 147,500. LUKOIL-KOMI will pay to GENOIL a lee of US$ 125,000 (free of any deduction or withholding) to cover the operating costs of conducting the tests in Two Hills, including GENOIL’s reports on results of testing. This fee also includes Value Added Tax (VAT) in the amount of US$ 22,500 charged in compliance with the Tax Code of the Russian Federation which LUKOIL-KOMI will pay to the Russian tax authorities in accordance with the Tax Code of the Russian Federation. This fee does not include the cost of independent laboratory analysis and that laboratory’s certified pre- and post-test characteristics reports per paragraph 6 above, which is to be paid by LUKOIL-KOMI

8.	LUKOIL-KOMI shall bear all risks associated with the transportation, storage and removal of the residual oil and the resulting product samples. LUKOIL-KOMI shall ensure that marine and cargo insurances that cover all residual oil to be delivered hereunder are maintained during its transportation, storage and removal. LUKOIL-KOMI shall maintain such insurances with reputable insurers against those risks, and to the extent, insured against by prudent companies carrying on a similar business.

9.	Taking into account the agreement between the government of the Russian Federation and the government of Canada of 5 October, 1995, on the avoidance of double taxation and averting of deviation from the taxation with respect to the income tax and property tax, prior to the date when GENOIL will have finished delivery of its services

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hereunder, GENOIL shall provide to LUKOIL-KOMI an apostilled tax residency certificate which confirms that during, GENOIL is resident in Canada. If this certificate is not provided to LUKOIL-KOMI by the date which is 30 days after completion of its services hereunder, GENOIL shall return the sum of $25,000.00 US Dollars to LUKOIL-KOMI, without a change in the volume of works.

     The shipping address for the 150 bbls of residual oil is:

Dr. Mohamed Bekheet
Upgrading Manager
GENOIL Inc.
PT NE 27-55-12-W4 Plan 5BA Blk X
Duvernay, Alberta, Canada

For documents and customs matters the address is:

Dr. Mohamed Bekheet
Upgrading Manager
GENOIL Inc.
120-2833 Broadmoor Boulevard
Sherwood Park, Alberta T8H 2A3, Canada

10.	The fee assumes the testing will be completed within approximately six to eight weeks. The fee is to be wire transferred by LUKOIL-KOMI to GENOIL prior to the start of testing to the following bank account:

Bank Name, Bank of Nova Scotia
Bank Address: 240 – 8th Avenue SW,
Calgary, Alberta T2P 2N7, Canada
Telephone No: +1-403-221-6401
Account Name: GENOIL, Inc.
Account Number: 0545511
Sort Code:
Swift Address:

11.	Address and bank account OOO “LUKOIL-Komi”

Komi Republic, Usinsk
Neftyannikov Street 31

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169710 Russia
Bank account details:

12.	The parties agree that the testing should be carried out as soon as possible, subject only to the availability of the Two Hills pilot plant and payment of GENOIL of the fees identified above, after the signing of this Agreement LUKOIL-KOMI agrees that shipment will be made no later than four weeks after receipt of GENOIL’s concurrence with the laboratory analysis per paragraph 4, above. In the event that LUKOIL-KOMI has not shipped the crude by February 1, 2005, this Agreement may be terminated without further obligation by either party.

13.	Save to the extent provided herein, GENOIL and LUKOIL-KOMI will pay for their respective costs incurred pursuant to this transaction, including legal, accounting, travel and accommodations whether or not the purposes of this Agreement are fulfilled.

14.	LUKOIL-KOMI acknowledges that its employees will be exposed to several patented and patent pending devices and processes during the testing period. LUKOIL-KOMI will observe, and will procure that its employees observe, the terms of all applicable non-disclosure and confidentiality agreements relating to the hydroconversion process and the pilot plant. Except with the prior written agreement of GENOIL, LUKOIL-KOMI will not use for its own benefit (except to the extent required under this Agreement), copy or

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disclose to any party any information to which it has access during the testing period and, without limitation to the foregoing, will not be allowed to take photograph of the pilot plant or to publish any technical reports on the hydroconversion process.

15.	LUKOIL-KOMI agrees to indemnify GENOIL against all losses and damages suffered by GENOIL as a result of a breach by LUKOIL KOMI of its obligations under paragraphs 8 and 14.

17.	The parties shall ensure that their personnel when on the other’s premises comply with the safety and security policies and procedures imposed by GENOIL or the LUKOIL-KOMI as the case may be.

18.	Neither party to this Agreement will be held responsible for non-fulfilment of the Agreement if such is caused by acts of Gad or nature, weather, was, embargos or other legal processes, quarantine restrictions, strikes, lockouts, civil disturbances or other causes beyond the control of the party.

19	This Agreement with Annex A, is the entire Agreement between GENOIL and LUKOIL KOMI on testing residual oil, and any amendments or modifications will require written approval by both parties.

20	This Agreement shall be governed by English law.

20 All claims and disputes arising out of this Agreement or relating to its infringement, termination or invalidity shall be finally settled by arbitration in accordance with Rules of Arbitral

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Institute of the Chamber of Commerce having its [SEAL] in Stockholm The language of the arbitration shall be English. In any case the Arbitration shall make a decision in accordance with the contractual terms and conditions with regard to commercial practices applicable to this Agreement. The Arbitration shall consist of 3 (three) arbitrators and each party shall appoint one of the these arbitrators.

21. A person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement

22. This Agreement may be signed in counterparts in Russian and English, which together shall be deemed to constitute one Agreement, and delivery of the counterparts it may be effected by means of telecopier from GENOIL to LUKOIL KOMI and from LUKON KOMI to GENOIL.

ACKNOWLEDGED AND AGREED TO

     this                    day of                    , 2004

               FOR OOO LUKOIL-KOMI

Name.     VV Mulvak

Title      General Director

Signed. /s/ VV Mulvak

               FOR GENOIL INC.

Name David K. Lifschultz

Title: Chairman & Chief Executive Officer

Signed. /s/ David K. Lifschultz

Services Agreement

Annex A

Agreement Between GENOIL Inc. and LUKOIL-KOMI

Oil Characteristics Report

Capacity, bbl/day

Crude Type7 Bitumen, Residue (Atmospheric, Vacuum, Blend)

Distillation Data and ASTM Method Used

Lower Limit		Upper Limit
Vol %	Temp, “C	Vol %	Temp, “C

IBP		IBP
5		5,
10		10
20		20
30		30
40		40
50		50
60		60
70		70
80		80
90		90
100		100

Density (a) 60°F

Total Sulphur, wt%

Total Nitrogen, wt%

     Conradson Carbon Residue, wt%

Asphaltene content, wt%

     C, Asphaltene

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     C7 Asphaltene

Wax content, wt%

Pour Point, “F

Ash, wt%

Metals, wt%

     Nickel

     Vanadium

     Copper

     Iron

Salts, wt%

Kinematic Viscosil, cSt

                           ºF

Elemental Analysis, %

                                    G

                                    H

                                    O

                                    N

                                    S